David G. Peinsipp	VIA EDGAR AND FEDERAL EXPRESS
(415) 693-2177
dpeinsipp@cooley.com
January 14, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

David L. Orlic

RE:	QuinStreet, Inc. Registration Statement on Form S-1 Amendment No. 2 File No. 333-163228
Dear Messrs. Shuman and Orlic:
On behalf of our client, QuinStreet, Inc. (“QuinStreet” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of QuinStreet’s Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-163228) (“Amendment No. 2”), and are providing to you in hard copy form a copy of such amendment marked to show changes from the last amendment of the Registration Statement (as amended, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009.
Amendment No. 2 is being filed in response to your letter dated January 7, 2010, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Second Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Second Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.
Outside Front Cover Page of the Prospectus
1.	We note your response to prior comment 4. Please advise us as to the role played by your financial advisor in the offering, and address the significance of this information to investors in accordance with the plain English rules. Please also provide additional support for your position that including the financial advisory fee in the table on the cover page is consistent with Item 501(b)(3) of Regulation S-K, which requires you to itemize “underwriter’s discounts and commissions,” without reference to incidental expenses of the offering. Similar
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

January 14, 2010
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concerns are raised by disclosure appearing in the section of your prospectus entitled “Underwriters.” See Item 508(e) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff supplementally that the financial advisor is an agent for the Company whose services consist of assisting the Company in (i) analyzing our business, condition and financial position, (ii) preparing and implementing a plan for identifying and selecting appropriate participants in the underwriting syndicate, (iii) evaluating proposals that were received from potential underwriters, (iv) negotiating on the Company’s behalf the key terms of any contractual arrangements with members of the underwriting syndicate, and (v) determining various offering logistics. The financial advisor will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, the financial advisor will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking. We have also added disclosure to this effect in the “Summary” and “Underwriter” sections of the prospectus.

In addition, in response to the Staff’s comment and the subsequent telephone discussion between representatives of the Company’s counsel and underwriters’ counsel and David Orlic and Mark Shuman of the Staff, the Company has revised the disclosure on the front and back covers and in the fee table of the “Underwriters” section of the prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 41
2.	We note the revised disclosures made in response to prior comment 10. When the price range for the offering is determined, please revise your disclosures to include a discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock at each valuation date.

In response to the Staff’s comment and the subsequent telephone discussion between representatives of the Company and its independent registered public accounting firm and Jennifer Fugario and Patrick Gilmore of the Staff, at such time as a price range is added to the prospectus, the Company will add additional disclosure to reflect that the Company’s estimate of the IPO price range as of November 17, 2009, which was taken into account by the Board on that date in determining the fair value of the Company’s common stock on such date and was used to calculate the fair values of the option grants previously made on August 7 and October 6, 2009 is materially consistent with the price range reflected in the prospectus (if in fact it is materially consistent). The November 17, 2009 estimate was disclosed to the Staff by telephone on December 28, 2009, and the price range to be used in the preliminary prospectus has not yet been established. In the event the price range reflected in any preliminary prospectus is materially inconsistent with the Company’s estimate on November 17, 2009, the Company will endeavor to add disclosure describing the factors contributing to the difference between the estimate and the price range, if such factors are known to the Company.
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

January 14, 2010
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3.	We note your fair value disclosures in response to prior comment 14. When the price range for the offering is determined, the fair value amounts related to all outstanding vested and unvested options should be updated for consideration of the estimated IPO price subsequent to this request through the effective date of the registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that, once a price range for the offering is determined, it will update the fair value amounts related to all outstanding vested and unvested options based on the estimated IPO price through the effective date of the registration statement.
Discussion of specific valuation inputs from July 2008 through November 2009, page 44
4.	The fifth sentence of the paragraph relating to the October 6, 2009 grant date indicates that you reassessed the fair value of the common stock as of October 6, 2007. As this appears to be a typographical error, please revise your disclosure to reflect the correct date.
In response to the Staff’s comment, the Company has corrected the typographical error on page 48 of the prospectus.
Quarterly Results of Operations
Adjusted EBITDA, page 54
5.	The fifth sentence of the last paragraph on page 55 indicates that Adjusted EBITDA as a percentage of revenue was 27% for the three months ended March 31, 2008. However, it appears this should refer to the three months ended March 31, 2009. Please revise your disclosure accordingly.
In response to the Staff’s comment, the Company has corrected the typographical error on page 57 of the prospectus.
Executive Compensation
Performance-Based Cash Bonuses, page 82
6.	We note your response to prior comment 20, and your revised disclosure on the top of page 83. Given that you appear not to have distributed the entire 15% pool to your named executive officers, please clarify this section by disclosing the dollar amount of the 15% pool, and the dollar amount of each actual award to the named executive officers under the 2009 Incremental Bonus Plan for fiscal year 2009. For purposes of comparison, please also disclose the dollar amounts of each actual award to the named executive officers under the 2009 Bonus Plan.
In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the prospectus to disclose the dollar amount of the 15% pool, the dollar amount of each actual award to the Company’s named executive officers under the 2009 Incremental
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

January 14, 2010
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Bonus Plan for fiscal year 2009 and the dollar amounts of each actual award to the Company’s named executive officers under the 2009 Bonus Plan.
* * * * *
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

January 14, 2010
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In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (415) 693-2177 or Jodie Bourdet at (415) 693-2054 if you have any questions or would like additional information regarding this response letter or the Registration Statement.
Sincerely,
/s/ David G. Peinsipp
Enclosures

cc:	Douglas Valenti, QuinStreet, Inc. Kenneth Hahn, QuinStreet, Inc. Daniel Caul, Esq., QuinStreet, Inc. Jodie Bourdet, Esq., Cooley Godward Kronish LLP Alan Denenberg, Esq., Davis Polk & Wardwell LLP
101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM